    PART I.  FINANCIAL INFORMATION

    ITEM 1.  FINANCIAL STATEMENTS

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                      CONSOLIDATED STATEMENTS OF INCOME
                (Dollars in thousands, except per share amounts)

                           Three months ended             Six Months Ended
                                April 30,                    April 30,

                           1998            1997          1998             1997
Net sales                  $191,269     $152,529         $360,966     $304,899
Other income:
  Gain on timber sales        3,382        2,058            6,169        3,597
    Interest and other        2,316        4,649            4,826        7,116
                            196,967      159,236          371,961      315,612

Costs and expenses
(including depreciation
of $17,502 in 1998 and
$14,305 in 1997):
   Cost of products sold    153,632      134,921          291,809      266,250
   Selling, general and
    administrative           21,272       17,812           41,596       35,024
    Interest                  2,201          923            3,431        1,673
                            177,105      153,656          336,836      302,947

Income before income taxes   19,862        5,580           35,125       12,665
Taxes on income               7,270        2,000           12,917        4,600
Net income                $  12,592   $    3,580        $  22,208   $    8,065


  Net income per share (based on the average number of shares outstanding during the period):

   	Based on the assumption that earnings were allocated to Class A and Class B
  Common Stock to the extent that dividends were actually paid for the year and the remainder were allocated as they would be received by shareholders in the event of liquidation, that is, equally to Class A and Class B shares, share and share alike.

  Basic and Diluted:
  Class A Common Stock         $0.52     $0.12    $0.91    $0.26
  Class B Common Stock         $0.58     $0.18    $1.02    $0.43

   	Due to the special characteristics of the Company's two classes of stock (see Note 1),earnings per share can be calculated upon the basis of varying assumptions, none of which, in the opinion of management, would be free from the claim that it fails fully and accurately to represent the true interest of the shareholders of each class of stock and in the retained earnings.

          See accompanying Notes to Consolidated Financial Statements.

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                         CONSOLIDATED BALANCE SHEETS
                           (Dollars in thousands)

  ASSETS
                                           April 30,              October 31,
                                             1998                     1997
CURRENT ASSETS
  Cash and cash equivalents                $  55,729                $  17,719
    Canadian government securities             7,393                    7,533
    Trade accounts receivable-
     less allowance of $1,880  for
     doubtful items ($847 in 1997)           109,766                   81,582
    Inventories                               66,780                   44,892
    Prepaid expenses and other                20,688                   21,192

           Total current assets              260,356                  172,918

LONG TERM ASSETS
  Goodwill - less amortization               125,415                   17,352
    Other long term assets                    21,786                   22,022

                                             147,201                   39,374

PROPERTIES, PLANTS AND EQUIPMENT-at cost
    Timber properties-less depletion           7,546                    6,884
    Land                                      16,297                   11,139
    Buildings                                155,636                  139,713
    Machinery, equipment, etc.               501,282                  424,177
    Construction in progress                  19,954                   17,546
    Less accumulated depreciation           (278,775)                (261,662)

                                             421,940                  337,797

                                            $829,497                 $550,089


           See accompanying Notes to Consolidated Financial Statements.

                 GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                April 30,        October 31,
                                                  1998              1997
CURRENT LIABILITIES
    Accounts payable                            $ 46,183            $ 35,711
    Current portion of long term obligations         201               8,504
    Accrued payrolls and employee benefits        18,019              13,821
    Taxes on income                                  979                 596
    Other current liabilities                     11,589               1,776

        Total current liabilities                 76,971              60,408

LONG TERM OBLIGATIONS                            265,784             43,648
DEFERRED INCOME TAXES                             31,517             29,740
OTHER LONG TERM LIABILITIES                       42,557             16,155

       Total long term liabilities               339,858             89,543

SHAREHOLDERS' EQUITY (Note 1)
  Capital stock, without par value                 9,848              9,739
      Class A Common Stock:
        Authorized 32,000,000 shares;
          Issued 21,140,960 shares;
          Outstanding 10,905,672 shares
          (10,900,672 in 1997)
      Class B Common Stock:
        Authorized and issued 17,280,000 shares;
          Outstanding 12,001,793 shares
  Treasury Stock, at cost                        (41,863)           (41,868)
       Class A Common Stock : 10,235,288 shares
          (10,240,288 in 1997)
       Class B Common Stock :  5,278,207 shares
  Retained earnings                              452,941            437,550
  Cumulative translation adjustment               (8,258)            (5,283)
                                                 412,668            400,138

                                                $829,497           $550,089

          See accompanying Notes to Consolidated Financial Statements.

               GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Dollars in thousands)

    For the six months ended April 30,                   1998          1997
Cash flows from operating activities:
  Net income                                        $  22,208    $    8,065
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation, depletion and amortization         18,530        14,916
        Deferred income taxes                           1,783         2,654
  Increase (decrease) in cash from changes in certain
    assets and liabilities, net of effects from
    acquisitions:
        Trade accounts receivable                        (105)        8,912
        Inventories                                    (4,721)         (208)
        Prepaid expenses and other                        739          (436)
        Other long term assets                          2,301          (577)
        Accounts payable                                2,184       (10,635)
        Accrued payrolls and employee benefits          1,112        (1,911)
        Taxes on income                                  (200)       (5,061)
        Other current liabilities                      (1,782)        3,720
        Other long term liabilities                    (2,344)       (1,463)
          Net cash provided by operating activities    39,705        17,976

Cash flows from investing activities:
    Acquisitions of companies, net of cash acquired  (187,685)       (5,188)
    Disposals of investments in government
      securities                                          140         3,788
    Purchases of properties, plants and equipment     (18,440)      (22,224)
          Net cash used by investing activities      (205,985)      (23,624)

Cash flows from financing activities:
    Proceeds on long term debt                        269,000        35,000
    Payments on long term debt                        (55,167)      (25,277)
    Exercise of stock options                             109            --
    Dividends paid                                     (6,817)      (10,275)
          Net cash provided by (used in) financing
           activities                                 207,125          (552)

Foreign currency translation adjustment                (2,835)       (1,292)

Net increase (decrease) in cash and cash equivalents   38,010        (7,492)
Cash and cash equivalents at beginning of period       17,719        26,560

Cash and cash equivalents at end of period          $  55,729      $ 19,068


         See accompanying Notes to Consolidated Financial Statements.

             GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            APRIL 30, 1998

NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

  	Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent per share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A Common Stock to 1 1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four cumulative dividends upon the Class A Common
Stock are in arrears.  There is no cumulative voting.

NOTE 2 - DIVIDENDS PER SHARE

 	The following dividends per share were paid during the period indicated:

                                       Three Months Ended     Six Months Ended
                                            April 30,             April 30,
                                         1998       1997       1998       1997
Class A Common Stock                     $0.12      $0.12      $0.24      $0.36
Class B Common Stock                     $0.18      $0.18      $0.35      $0.53

NOTE 3 - CALCULATION OF NET INCOME PER SHARE

	Net income per share was calculated using the following number of shares for the period presented:

                                 Three Months Ended         Six Months Ended
                                   April 30, 1998:           April 30, 1998:
                                 Basic       Diluted       Basic       Diluted
Class A Common Stock          10,904,755  10,977,776    10,903,359  10,967,744
Class B Common Stock          12,001,793  12,001,793    12,001,793  12,001,793

                                 Three Months Ended         Six Months Ended
                                   April 30, 1997:           April 30, 1997:
                                 Basic       Diluted       Basic       Diluted
Class A Common Stock          10,873,172  10,886,060    10,873,172  10,886,060
Class B Common Stock          12,001,793  12,001,793    12,001,793  12,001,793

The diluted shares assume conversion of stock options. There are 164,100 options that are antidilutive for 1997.

NOTE 4 - INVENTORIES

	Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.

NOTE 5 - ACQUISITIONS

	On March 30, 1998, pursuant to the terms of a Stock Purchase Agreement between Greif Bros. Corporation (the "Company") and Sonoco Products
Company ("Sonoco"), the Company acquired the industrial containers business of Sonoco by purchasing all of the outstanding shares of KMI Continental Fibre Drum, Inc., a Delaware corporation ("KMI"), Sonoco Plastic Drum, Inc., an Illinois corporation ("SPD"), GBC Holding Co., a Delaware corporation
("GBC Holding"), and Fibro Tambor, S.A. de C.V., a Mexican corporation
("Fibro Tambor") and the membership interest of Sonoco in Total Packaging Systems of Georgia, LLC, a Delaware limited liability company ("TPS"). KMI, SPD, GBC Holding, Fibro Tambor, TPS and their respective subsidiaries are in the business of manufacturing and selling plastic drums and fibre drums principally in the United States and Mexico and refurbishing and reconditioning plastic drums principally in the United States and Mexico.

	On March 30, 1998, the Company entered into an agreement with Sonoco to acquire its intermediate bulk containers business, which the parties intend to finalize as soon as receipt of necessary approvals are obtained. Pending receipt of such approvals, the Company will market and sell intermediate bulk containers for Sonoco under a distributorship agreement.

	As consideration for the shares of KMI, SPD, GBC Holding and Fibro Tambor and the membership interest of Sonoco in TPS, the Company paid $185,395,000 in cash. The purchase price was determined through negotiations.

	The acquisition of the industrial containers business of Sonoco has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired of $109,090,000 has been recorded as goodwill. The goodwill is being amortized on a straight-line basis over twenty-five years based on careful consideration regarding the age of the acquired companies, their customers and the risk of obsolescence of their products. For tax purposes, goodwill is being amortized over fifteen years.

	The Consolidated Financial Statements include the operating results of the acquired businesses from the date of acquisition. The following summarized pro forma (unaudited) information assumes the acquisition had occurred on November 1, 1996 (Dollars in thousands, except per share amounts):

                                           For the six months
                                            ended April 30,
                                         1998             1997
Net sales                                $431,804         $392,536
Net income                               $ 19,980         $  6,552

Basic and Diluted Earnings Per Share:

Class A Common Stock                        $0.81           $0.20
Class B Common Stock                        $0.92           $0.37

The above amounts reflect adjustments for interest expense related to the incremental debt issued for the purchase, amortization of goodwill and depreciation expense on the revalued property, plant and equipment.

NOTE 6 - LONG TERM OBLIGATIONS

	On March 30, 1998, the Company entered into a Credit Agreement with various financial institutions, as banks, and KeyBank National Association, as agent, which provides a revolving credit facility of up to $325 million. As of April 30, 1998, the Company has borrowed $265 million primarily to purchase the industrial containers business of Sonoco and to consolidate all of the Company's other long term borrowings. In addition, the Company has borrowed funds in anticipation of closing on the purchase of the intermediate bulk containers business of Sonoco. The interest rate is either based on the prime rate or LIBOR rate plus a calculated margin amount. At April 30, 1998, the interest rate is 6.17%. The revolving credit loans are due on March 31, 2003. These obligations contain covenants related to the financial position and results of operations of the Company.

	During 1998, the Company entered into an interest rate swap agreement with a notional amount of $140 million which will be reduced each year based on an amortization schedule. The interest rate swap was entered into to help manage the Company's exposure to variable rate debt. Under the agreement, the Company receives interest from the counterparty equal to the LIBOR rate and pays interest to the counterparty at a fixed rate of 6.15%. The differential to be paid and received under this agreement is recorded as an adjustment to interest expense and is included in interest receivable or payable. The interest rate swap agreement expires on March 30, 2008.

NOTE 7 - SUBSEQUENT EVENTS

	Subsequent to April 30, 1998, the Company approved a plan to consolidate the operations of a number of its locations. The consolidation will be made to combine certain duplicate facilities, due to the Company's recent acquisitions, and other locations together to optimize operating efficiencies and capabilities. In addition, a number of other fibre, steel, plastic and corrugated plants will be closed. As a result, there will be a pretax restructuring charge of approximately $27.5 million, primarily consisting of employee separation costs and other anticipated closing costs, during the third quarter of 1998.

 During May 1998, the Company agreed to form a joint venture named
CorrChoice to operate the sheet feeder plants of Michigan Packaging Company, a subsidiary of the Company, and Ohio Packaging Corporation. Completion of the joint venture is subject to, among other things, obtaining necessary approvals of regulatory authorities.

NOTE 8 - RECLASSIFICATIONS

	Certain prior period amounts have been reclassified to conform to the 1998 presentation.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

Results of Operations

	Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the six-month periods ended April 30, 1998 and April 30, 1997.

	Net sales increased $56.1 million or 18.4% during the current period compared to the previous period.

 The net sales of the containerboard segment increased by $31.8 million in comparison to the prior period. This increase was primarily the result of $23.5 million higher net sales in the paper mills which was significantly affected by the improved sales prices of its products. The higher sales prices were caused by the overall improvement of the containerboard market. In addition, the purchase of Independent Container, Inc. and Centralia Container, Inc. in May 1997 and June 1997, respectively, contributed $20.8 million in net sales as a result of the additional sales volume. These increases were partially offset by the disposal of the Company's wood components plants, with prior period net sales of $22.6 million, in Kentucky, California, Washington and Oregon during August 1997.

 The net sales of the industrial shipping containers segment increased by $24.3 million in comparison to the prior period. This increase was primarily the result of the acquisition of the industrial containers business of Sonoco Products Company ("Sonoco") on March 30, 1998. The acquisition contributed $18.0 million of net sales during April 1998. In addition, net sales increased due to the purchase of two steel drum operations located in Merced, California and Oakville, Ontario, Canada during
March 1997 which contributed $7.7 million of incremental net sales in the current period.

	Other income remained about the same in the current period primarily due to $2.6 million of additional sales of timber and timber properties compared to a gain on the sale of an injection molding facility in the prior period.

	The cost of products sold as a percentage of sales decreased from 87.3% last period to 80.8% this period. This decrease is primarily the result of higher sales prices of products in the containerboard segment without a corresponding increase in the cost of products sold.

	The increase of $6.6 million in selling, general and administrative expense is due primarily to additional expenses related to the acquisitions in March of the current period and March, May and June of the prior period.  In addition, the amortization of goodwill for these acquisitions contributed to the higher expense in the current period.

	The increase in interest expense is due to the higher average debt during the first half of fiscal 1998 as compared to the prior period.

Liquidity and Capital Resources

	As reflected by the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1997 Annual Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

	As discussed in the 1997 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its financial strength to meet its continued business needs.

	The current ratio of 3.4:1 as of April 30, 1998 is an indication of the Company's continued dedication to strong liquidity.

	Capital expenditures were $18 million during the six months ended April 30, 1998. These capital expenditures were principally needed to replace and improve equipment.

	On March 30, 1998, the Company acquired all of the outstanding shares of KMI Continental Fibre Drum, Inc., Fibro Tambor, S.A. de C.V., and Sonoco
Plastic Drum, Inc. from Sonoco Products Company ("Sonoco") and the interest of Sonoco in Total Packaging Systems of Georgia, LLC (the "industrial containers business") for approximately $185 million in cash. The industrial containers business includes twelve fibre drum plants and five plastic drum plants along with facilities for research and development, packaging services and distribution. In addition, the Company entered into an agreement with Sonoco to acquire its intermediate bulk containers business, which the parties intend to finalize as soon as necessary approvals are obtained. Pending receipt of such approvals, the Company will market and sell intermediate bulk containers for Sonoco under a distributorship agreement.

	The purchase of the industrial containers business of Sonoco has been the primary reason for the increase in accounts receivable, inventories, property, plant and equipment and accounts payable since October 31, 1997.

The increase in other current liabilities is due to the recording of a restructuring reserve of $8.8 million for certain Sonoco locations, purchased on March 30, 1998, that will be closed. This amount primarily relates to severance arrangements and other costs of closing the plants. In addition, there was a write-down of the fair values of the property, plant and equipment for these locations.

The increase in other long term liabilities is primarily the result of the post-retirement health care benefits related to certain employees of the acquired businesses of Sonoco. The excess of the purchase price over the fair values of the net assets acquired increased goodwill.

During 1998, the Company entered into a credit agreement which provides for a revolving credit facility of up to $325 million. The Company has borrowed money under the credit facility to purchase the industrial containers business of Sonoco and repay the other long term obligations of the Company. In addition, the Company has borrowed funds in anticipation of closing on the purchase of the intermediate bulk containers business of Sonoco. Since the acquisition of the intermediate bulk containers business has not been finalized, cash and cash equivalents are higher at April 30, 1998 due to the funds being held.

	The Company has embarked on a program to implement a new management information system. The estimated cost of the project is approximately $20 million and is expected to be completed during 1999. As of April 30, 1998, the Company has spent approximately $8 million towards the project. The purpose of the program focuses on using information technology to link operations to become a low cost producer and more effectively service our customers. As a result of this undertaking, the Company believes that its year 2000 compliance matters will be addressed since most of its current systems will be replaced.

	In addition to the intermediate bulk containers business of Sonoco and the new management information system, as described above, the Company has
approved future purchases of approximately $12 million.   These purchases are
primarily to replace and improve equipment.

	Borrowing and self-financing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures in a like manner.

	Subsequent to April 30, 1998, the Company approved a plan to consolidate some of its locations in order to optimize operating efficiencies and capabilities. The plan was a result of a study to determine whether certain locations, either existing or newly acquired, should be closed or relocated to a different facility. Eighteen facilities have been identified in the consolidation plan. As a result of this plan, the Company will recognize a restructuring charge of approximately $27.5 million in the third quarter.
The charge relates primarily to severance costs and other anticipated costs of closing the facilities. Management believes, upon completion of the consolidation, positive contributions to earnings from these actions could approximate an amount equal to the restructuring charge on an annual basis. These contributions are expected to begin in the latter part of 1998;
however, the most significant impact will be realized in 1999 when the plan is fully implemented.

During May 1998, the Company announced a plan to form a joint venture named CorrChoice to operate the sheet feeder plants of Michigan Packaging Company, a subsidiary of the Company, and Ohio Packaging Corporation. Completion of the joint venture is subject to obtaining necessary approvals of regulatory authorities.

                 SAFE HARBOR STATEMENT UNDER THE PRIVATE
                 SECURITIES LITIGATION REFORM ACT OF 1995

	Except for the historical information contained herein, the matters discussed in this Form 10-Q contain certain forward-looking statements which involve risks and uncertainties, including, but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, services and related products, prices and other factors discussed in the Company's filings with the Securities and Exchange Commission. The Company's actual results could differ materially from those projected in such forward-looking statements.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
               MARKET RISK

	Not applicable at this time.